$300 per transaction) that can justify the high shipping, returns and damage costs and overall economics of their model. Conversely, we focus primarily on the attractive decorative accents and accessories portion of the market, generating an average basket of approximately $60, where we can employ our efficient operating model to generate attractive economics. For similar products, we believe we are able to offer comparable breadth of assortment to online retailers. In addition, according to Russell Research, while consumers may browse options online, they strongly value the opportunity to experience the look-and-feel of products in stores before they purchase them.

Recent Developments

Preliminary Estimated Financial Results for the Thirteen Weeks Ending July 30, 2016

As of July 25, 2016, we estimate that for the thirteen weeks ending July 30, 2016, our net sales will be in the range of $ to $, representing an increase of   % to   % over $ of net sales for the thirteen weeks ended August 1, 2015. We estimate that comparable store sales for the thirteen weeks ending July 30, 2016 will increase by   % to   %. Our comparable store sales were adversely impacted by weather conditions in certain of our markets where we have higher store density during the thirteen weeks ending July 30, 2016.

For the thirteen weeks ending July 30, 2016, we expect to report the incurrence of incremental investment in several expense items that are not comparable to the thirteen weeks ended August 1, 2015, in the range of $ million to $ million. These items include an increase in brand advertising to support overall consumer awareness of the At Home brand; additional pre-opening expenses associated with an increased number of new store openings; increased consulting expenses; and increased public company readiness costs. In addition, our results for the thirteen weeks ended August 1, 2015 included a $1.8 million one-time gain on the sale of a property. As a result of these factors, we anticipate that our operating income for the thirteen weeks ending July 30, 2016 will be less than our operating income for the thirteen weeks ended August 1, 2015; however, we will not be able to estimate our operating income for the thirteen weeks ending July 30, 2016 until we have substantially completed our closing procedures for the quarter.

The thirteen weeks ending July 30, 2016 has not yet concluded and, accordingly, our results of operations for such period are not yet available. Our expected results above reflect our current estimates for such period based on information available as of the date of this prospectus. We believe that the estimated net sales and comparable store sales data are important to an investor's understanding of our performance, notwithstanding that we are not yet able to provide estimated operating income or net income data. Our estimates of results are based solely on information available to us as of the date of this prospectus and are inherently uncertain and subject to change due to a variety of business, economic and competitive risks and uncertainties, many of which are not within our control, and we undertake no obligation to update this information. Accordingly, you should not place undue reliance on this preliminary data. Our estimates contained in this prospectus are forward looking statements and may differ from actual results. Actual results remain subject to the completion of the fiscal quarter on July 30, 2016, the completion of management's and the audit committee's final reviews and our other quarterly financial closing procedures and the completion of the preparation of our interim consolidated financial statements. Our actual consolidated financial statements and related notes as of and for the thirteen weeks ending July 30, 2016 are not expected to be filed with the SEC until after this offering is completed. During the course of the preparation of these actual consolidated financial statements and related notes, additional items that may require material adjustments to the preliminary estimated financial results presented above could be identified. See "Risk Factors—Risks Relating to Our Business" and "Cautionary Note Regarding Forward-Looking Statements".

The preliminary financial data included in this prospectus have been prepared by and are the responsibility of our management. Our independent accountant, Ernst & Young LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

Pending Sale Leaseback Transaction

We are currently in negotiations to enter into a sale-leaseback transaction covering several of our properties. If this transaction is completed, we estimate that net proceeds to us will be up to approximately [***]. We currently expect to complete this transaction during [***]; however, we have not entered into any binding agreement with respect to this transaction and there can be no assurance that we will complete this transaction with respect to any or all of the subject properties on the terms currently contemplated or at all.

ABL Facility Amendment

In June 2016, we amended our ABL Facility to exercise the $75.0 million accordion feature of the ABL Facility, which increased the aggregate revolving commitments from $140.0 million to $215.0 million and increased the sublimit for the issuance of letters of credit from $10.0 million to $25.0 million. The other terms of the ABL Facility remain unchanged.

Our Sponsors

We were acquired by our Sponsors in 2011 pursuant to a stock purchase agreement with our former equity holders. Upon completion of this offering, our Sponsors will collectively own approximately [***]% of our shares of common stock. See "—Organizational Structure" and "Principal Stockholders".

AEA

AEA is one of the most experienced global private investment firms. Founded in 1968, AEA currently manages over $10 billion of capital for an investor group that includes former and current chief executive officers of major multinational corporations, family groups, and institutional investors from around the world. With a staff of approximately 70 investment professionals and offices in New York, Stamford, London, Munich and Shanghai, AEA focuses on investing in companies in the consumer products/retail, industrial products, specialty chemicals and related services sectors.

In addition to At Home, representative current and former consumer/retail portfolio companies include 1-800 Contacts, 24 Hour Fitness, ThreeSixty Group, Brand Networks, Shoes for Crews, Acosta Sales & Marketing, Burt's Bees, Tampico Beverages and Graco Children's Products.

Starr Investments

Starr Investments is a multi-billion dollar New York-based investment adviser that leverages the Starr Companies' unique duration-agnostic capital together with that of select institutions and family offices. Starr Investments invests in privately-held technology-enabled services businesses with strong market positions in industries such as healthcare, financial services and consumer. Starr Investments partners with world class management teams, supporting them with flexible capital and strategic resources that enable their companies to achieve their full potential.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider the risks discussed in the section entitled "Risk Factors", including the following risks, before investing in our common stock:

• general economic factors may materially adversely affect our business, revenue and profitability;

The Offering

Common stock offered by us	[***] shares.
Common stock to be outstanding after this offering	[***] shares.
Option to purchase additional shares	The underwriters have an option to purchase up to an aggregate of [***] additional shares of common stock from us, to cover any over-allotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $[***] million, assuming the shares are offered at $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering to repay indebtedness under the Second Lien Facility. To the extent that the underwriters do not exercise their option to purchase additional shares and, as a result, net proceeds to us from this offering are insufficient to repay the borrowings outstanding under the Second Lien Facility in full, we intend to use cash and/or borrowings under the ABL Facility to repay any remaining amounts. To the extent any proceeds from this offering remain after the repayment in full of our Second Lien Facility, including any accrued and unpaid interest and premium thereunder, we intend to use any such remaining proceeds for general corporate purposes. See "Use of Proceeds".
Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future. See "Dividend Policy".
New York Stock Exchange symbol . . .	"HOME".
LOYAL3 platform	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the shares of common stock offered hereby to our directors, officers, employees, customers, certain business and other associates of ours and individual investors through the LOYAL3 platform. See "Underwriting".
Controlled company	Following this offering, we will be a "controlled company" within the meaning of the corporate governance rules of the New York Stock Exchange.
Risk factors	Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 24 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The number of shares of common stock to be outstanding after this offering excludes:

- [***] shares of common stock issuable upon the exercise of options outstanding under our 2012 Option Plan as of April 30, 2016 at a weighted average exercise price of $[***] per share;

- [***] shares of common stock issuable upon the exercise of options to be granted in connection with this offering under our 2016 Equity Plan, our new omnibus incentive plan, and [***] shares of common stock issuable upon the exercise of options to be granted in connection with this offering under our 2012 Option Plan, each at an exercise price equal to the initial public offering price; and

- [***] shares of common stock reserved for future issuance under our 2016 Equity Plan.

Unless otherwise indicated, all information contained in this prospectus:

- assumes an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

- assumes the underwriters' option to purchase additional shares will not be exercised;

- gives effect to the approximately [***]-for-one stock split effected on [***], 2016; and

- gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the consummation of this offering.

	Fiscal Year Ended			Thirteen Weeks Ended		Twelve Months Ended
	January 25, 2014	January 31, 2015	January 30, 2016	May 2, 2015	April 30, 2016	April 30, 2016
	(dollars in thousands, except per share data)					
Per Share Data:						
Net (loss) income per common share:						
Basic	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]
Diluted	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]
Weighted average shares outstanding:						
Basic	[***]	[***]	[***]	[***]	[***]	[***]
Diluted	[***]	[***]	[***]	[***]	[***]	[***]
Cash Flow Data:						
Net cash provided by (used in) operating activities . . .	$ 35,695	$ 15,321	$ 14,913	$ (971)	$ 25,840	$ 41,724
Net cash used in investing activities	(30,310)	(100,098)	(39,727)	(264)	(30,418)	(69,881)
Net cash (used in) provided by financing activities	(4,032)	84,512	25,536	3,936	8,059	29,659
Net increase (decrease) in cash and cash equivalents .	1,353	(265)	722	2,701	3,481	1,502
Balance Sheet Data (as of end of period):						
Cash and cash equivalents . .	$ 4,971	$ 4,706	$ 5,428	$ 7,407	$ 8,909	$ 8,909
Inventories, net	109,125	142,256	176,388	146,073	175,472	175,472
Property and equipment, net	111,786	220,084	272,776	231,775	296,649	296,649
Net working capital(1)(2) . .	43,844	59,280	95,839	69,351	87,638	87,638
Total assets(2)	824,742	968,315	1,054,810	972,649	1,081,399	1,081,399
Total debt(2)(3)	372,351	445,661	515,136	449,972	523,667	523,667
Total shareholders' equity . .	357,101	360,916	369,153	363,794	377,640	377,640
Other Financial and Operating Data:						
Total stores at end of period	68	81	100	86	106	106
New stores opened(4)	10	16	20	5	6	21
Comparable store sales	(0.4)%	8.3%	3.9%	3.8%	1.9%	3.4%
Store-level Adjusted EBITDA(5)	$ 112,945	$ 133,122	$ 168,573	$ 41,466	$ 49,256	$ 176,363
Store-level Adjusted EBITDA margin(5)	28.0%	26.7%	27.1%	29.4%	28.6%	27.0%
Adjusted EBITDA(5)	$ 86,968	$ 95,552	$ 115,270	$ 29,399	$ 33,962	$ 119,833
Adjusted EBITDA margin(5)	21.5%	19.2%	18.5%	20.8%	19.7%	18.4%

	Fiscal Year Ended January 30, 2016	Thirteen Weeks Ended April 30, 2016
	(in thousands, except share and per share data)	
Pro Forma Statement of Operations Data:		
Pro forma net income(6)	$[***]	$[***]
Pro forma weighted average shares outstanding(7)		
Basic	[***]	[***]
Diluted	[***]	[***]
Pro forma net income per share(6)(7)		
Basic	$[***]	$[***]
Diluted	$[***]	$[***]

(1) Net working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding the current portion of long-term debt and revolving line of credit).

(2) On January 30, 2016, we elected to early adopt Accounting Standards Update ("ASU") No. 2015-03, "*Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs*" ("ASU 2015-03"), which changes the presentation of unamortized debt issuance costs in financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the carrying value of the debt, similar to the presentation of debt discounts. We applied the new guidance retrospectively to all prior periods presented to conform to our fiscal year 2016 and first quarter of fiscal year 2017 presentation. As a result, $8.4 million, $7.5 million and $7.5 million of unamortized deferred debt issuance costs related to our long-term debt as of January 25, 2014, January 31, 2015 and May 2, 2015, respectively, were reclassified from debt issuance costs to the associated long-term debt in our consolidated balance sheet data. For more information, see Note 1 to our consolidated financial statements for the fiscal year ended January 30, 2016 included elsewhere in this prospectus. The impact of the adoption of ASU 2015-03 has been excluded from this presentation of total debt; accordingly, amounts shown for total debt exclude unamortized debt issuance costs of $8.4 million, $7.5 million, $12.7 million, $7.5 million and $12.3 million as of January 25, 2014, January 31, 2015, January 30, 2016, May 2, 2015 and April 30, 2016, respectively, which were included as a direct reduction of long-term debt in the consolidated balance sheets included elsewhere in this prospectus.

In addition, on January 30, 2016, we elected to early adopt ASU No. 2015-17, "*Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes*" ("ASU 2015-17"). ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. We applied the new guidance retrospectively to all prior periods presented to conform to our fiscal year 2016 and first quarter of fiscal year 2017 presentation. Accordingly, current deferred tax assets and noncurrent deferred tax liabilities in the net amount of $0.4 million, $2.4 million and $2.6 million as of January 25, 2014, January 31, 2015 and May 2, 2015, respectively, have been classified as noncurrent deferred tax assets in our consolidated balance sheet data. For more information, see Note 1 to our consolidated financial statements for the fiscal year ended January 30, 2016 included elsewhere in this prospectus.

(3) Total debt consists of the current and long-term portions of the Senior Secured Notes, the First Lien Facility, the Second Lien Facility and mortgage loans, as well as outstanding borrowings under the ABL Facility, as applicable, in each case before giving effect to any deduction of unamortized debt issuance costs, as described in note 2 above. The current portion of long-term debt, per our consolidated balance sheets as of January 30, 2016 and April 30, 2016 included elsewhere in this prospectus, includes $0.5 million and $0.6 million, respectively, for the current portion of financing obligations that has been excluded from this presentation of total debt. Amounts shown for total

generate Store-level Adjusted EBITDA. We anticipate that we will continue to incur corporate overhead expenses in future periods.

(6) For the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016, amounts are shown pro forma to give effect to the following transactions as if they had occurred as of the beginning of the periods presented: (i) this offering, (ii) the repayment of indebtedness from the proceeds of this offering as described in "Use of Proceeds" and (iii) each of the related adjustments mentioned below. Amounts for the fiscal year ended January 30, 2016 are also shown pro forma to give effect to the June 2015 Refinancing as if it had occurred as of the beginning of the period presented.

Adjustments to net income for the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016 reflect (i) a $[***] million and $[***] million decrease in interest expense, respectively (see the reconciliation of historical interest expense to pro forma interest expense below), (ii) a $[***] million and $[***] million increase in income tax expense, respectively, due to higher income before taxes relating to our pro forma net income and (iii) the removal of $[***] million and $[***] million of the Sponsors' management fees, respectively.

The following is a reconciliation of historical net income to pro forma net income for the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016:

	Fiscal Year Ended January 30, 2016	Thirteen Weeks Ended April 30, 2016
	(in thousands)	
Net income	$3,574	$7,326
Decrease in interest expense, net(a)	[***]	[***]
Increase in income tax expense(b)	[***]	[***]
Removal of management fee(c)	[***]	[***]
Pro forma net income(d)	$ [***]	$ [***]

(a) See the reconciliation of historical interest expense to pro forma interest expense below.

(b) Reflects an increase in income tax expense for the related tax effects of the pro forma adjustments. For the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016, the tax impact is based upon an increase of pro forma income before taxes of $[***] million and $[***] million, respectively, and an effective tax rate of [***]% and [***]%, respectively.

(c) Reflects the removal of management fees payable to the Sponsors. In connection with this offering, the management agreement will be terminated. See "Certain Relationships and Related Party Transactions".

(d) For the fiscal year ended January 30, 2016, we recognized a loss on extinguishment of debt in the amount of approximately $36.0 million in connection with the redemption of the Senior Secured Notes in June 2015. Pro forma net income excludes any adjustments related to loss on extinguishment of debt that may result from this offering.

The following is a reconciliation of historical interest expense to pro forma interest expense for the fiscal year ended January 30, 2016 and thirteen weeks ended April 30, 2016.

	Fiscal Year Ended January 30, 2016	Thirteen Weeks Ended April 30, 2016
	(in thousands)	
Interest expense, net	$36,759	$ 8,193
Decrease resulting from the June 2015 Refinancing(a)	[***]	[***]
Decrease resulting from use of proceeds of this offering(b)	[***]	[***]
Pro forma interest expense, net	$ [***]	$ [***]

(a) For the fiscal year ended January 30, 2016, reflects redemption in full of the Senior Secured Notes with the proceeds of the Term Loan Facilities.

(b) Assumes repayment of indebtedness under the Second Lien Facility, which bears interest at a rate of 9.0% per annum, using the proceeds of this offering, as if it had occurred as of the beginning of the periods presented. To the extent that the underwriters do not exercise their option to purchase additional shares and, as a result, net proceeds to us from this offering are insufficient to repay the borrowings outstanding under the Second Lien Facility in full, we intend to use cash and/or borrowings under the ABL Facility to repay any remaining amounts.

(7) Gives effect to (i) the approximately [***]-for-one stock split effected on [***], 2016 and (ii) the shares of our common stock to be issued by us in this offering. Pro forma basic net income per share consists of pro forma net income divided by the pro forma basic weighted average common shares outstanding. Pro forma diluted net income per share consists of pro forma net income divided by the pro forma diluted weighted average common shares outstanding.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of [***] shares in this offering will be approximately $[***] million (or $[***] million if the underwriters' option to purchase additional shares is exercised in full), based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay indebtedness plus accrued and unpaid interest and premium, if any, under the Second Lien Facility. To the extent that the underwriters do not exercise their option to purchase additional shares and, as a result, net proceeds to us from this offering are insufficient to repay the borrowings outstanding under the Second Lien Facility in full, we intend to use cash and/or borrowings under the ABL Facility to repay any remaining amounts.

The interest rate on borrowings under the Second Lien Facility as of April 30, 2016 was 9.0% and the maturity date is June 5, 2023.

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $[***] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $[***] million, assuming the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. To the extent any proceeds from this offering remain after the repayment in full of our Second Lien Facility, including any accrued and unpaid interest and premium thereunder, we intend to use any such remaining proceeds for general corporate purposes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of April 30, 2016:

- on an actual basis; and

- on an as adjusted basis to give effect to our issuance and sale of [***] shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described in "Use of Proceeds".

You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of April 30, 2016	
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)	
Cash and cash equivalents	$ 8,909	$ [***](2)
Debt:		
ABL Facility(3)	$ 85,600	$ [***](2)
Notes payable	9,918	[***]
First Lien Facility(4)	297,000	[***]
Second Lien Facility(4)	130,000	[***](2)
Total debt	522,518	[***]
Stockholders' equity:		
Common stock, Class A; $0.01 par value; [***] shares authorized; [***] shares issued and outstanding actual(5)	[***]	[***]
Common stock, Class B; $0.01 par value; [***] shares authorized; [***] shares issued and outstanding actual(5)	[***]	[***]
Common stock; $0.01 par value; 500,000,000 shares authorized; no shares issued and outstanding actual, [***] shares issued and outstanding as adjusted(5)	—	[***]
Additional paid-in capital	[***]	[***]
Accumulated deficit	(33,775)	[***](6)
Total equity	377,640	[***]
Total capitalization	$900,158	$ [***]

---

(1) Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total stockholders' equity and total capitalization by approximately $[***] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total stockholders' equity and total capitalization by approximately $[***] million, assuming the assumed initial public offering price of $15.00 per share, the midpoint

of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2) To the extent that the underwriters do not exercise their option to purchase additional shares and, as a result, net proceeds to us from this offering are insufficient to repay the borrowings outstanding under the Second Lien Facility in full, we intend to use cash and/or borrowings under the ABL Facility to repay any remaining amounts. Our estimate of the net proceeds that we will receive from this offering reflects the deduction of an estimated $[***] million of expenses relating to the offering; however, as of the date hereof, we have already paid $[***] million of such expenses.

(3) As of April 30, 2016, we had $53.6 million of borrowing availability under the ABL Facility. In June 2016, we amended our ABL Facility to increase the aggregate revolving commitments thereunder to $215 million. As of July 2, 2016, we had $108.8 million of borrowings outstanding under the ABL Facility and $57.8 million available for future borrowings under the ABL Facility.

(4) Amounts shown exclude unamortized debt issuance costs of $12.3 million as of April 30, 2016 associated with the First Lien Facility and Second Lien Facility, which were included as a direct reduction of long-term debt in the condensed consolidated balance sheet included elsewhere in this prospectus. Amounts shown also exclude an accrued exit fee relating to the Second Lien Facility in the amount of $1.1 million.

(5) In connection with this offering, the Class A common stock and Class B common stock will be redesignated as common stock and will be subject to the approximately [***]-to-one stock split.

(6) The change in accumulated deficit relates to an approximately $3.2 million loss on early extinguishment of debt for the repayment of the Second Lien Facility with proceeds from this offering.

DILUTION

If you purchase any of the shares offered by this prospectus, you will experience dilution to the extent of the difference between the offering price per share that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value (deficit) as of April 30, 2016 was $(193.5) million, or $[***] per share of common stock. Net tangible book value (deficit) per share is determined by dividing our net tangible book value (deficit), which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding, after giving effect to our approximately [***]-for-one stock split on [***], 2016. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value (deficit) per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards.

After giving effect to (i) our approximately [***]-for-one stock split and (ii) our sale of [***] shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma net tangible book value as of April 30, 2016 would have been approximately $[***] million, or $[***] per share. This represents an immediate increase in net tangible book value of $[***] per share to our existing stockholders and an immediate dilution of $[***] per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$15.00
Historical net tangible book value per share	$[***]
Increase per share attributable to this offering	[***]
Pro forma net tangible book value per share after this offering	$ [***]
Dilution per share to new investors	$ [***]

Each $1.00 increase (decrease) in the assumed initial offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would affect our net tangible book value after this offering by approximately $[***] million, the net tangible book value per share after this offering by $[***] per share, and the dilution per common share to new investors by $[***] per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting commissions and discounts and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would affect our net tangible book value after this offering by approximately $[***] million, the net tangible book value per share after this offering by $[***] per share, and the dilution per common share to new investors by $[***] per share, assuming the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting commissions and discounts and estimated offering expenses payable by us.

The following table summarizes, as of April 30, 2016, on an as adjusted basis, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us and the average price per share paid or to be paid by existing stockholders and by new

54

investors purchasing shares of common stock in this offering, before deducting the underwriting commissions and discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
			(dollars in thousands, except share and per share data)		
	Number	Percent	Amount	Percent	
Existing stockholders	[***]	[***]%	$396,674	[***]%	$ [***]
New investors	[***]	[***]%	$ [***]	[***]%	$15.00
Total	[***]	100%	$ [***]	100%	$ [***]

Each $1.00 increase (decrease) in the assumed initial offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $[***] million, $[***] million and $[***] per share, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $[***] million, $[***] million and $[***] per share, respectively, assuming the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase [***] additional shares of our common stock in this offering, the as adjusted net tangible book value per share would be $[***] per share and the dilution to new investors in this offering would be $[***] per share. If the underwriters exercise such option in full, the number of shares held by new investors will increase to [***] shares of our common stock, or approximately [***]% of the total number of shares of our common stock outstanding after this offering. The number of shares of our common stock to be outstanding immediately following this offering set forth above excludes:

- [***] shares of common stock issuable upon the exercise of options outstanding under our 2012 Option Plan as of April 30, 2016 at a weighted average exercise price of $[***] per share;

- [***] shares of common stock issuable upon the exercise of options to be granted in connection with this offering under our 2016 Equity Plan and [***] shares of common stock issuable upon the exercise of options to be granted in connection with this offering under our 2012 Option Plan, each at an exercise price equal to the initial public offering price; and

- [***] shares of common stock reserved for future issuance under our 2016 Equity Plan.

To the extent any options are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated statements of operations, cash flow and balance sheet data presented below as of January 31, 2015 and January 30, 2016 and for each of the three fiscal years in the period ended January 30, 2016 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated balance sheet data as of January 25, 2014 has been derived from our audited consolidated financial statements not included in this prospectus. Our selected condensed consolidated statements of operations, cash flow and balance sheet data presented below as of and for the thirteen weeks ended May 2, 2015 and April 30, 2016 has been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with that used in preparing our audited consolidated financial statements and include all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial position and results of operations for the unaudited periods.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended			Thirteen Weeks Ended	
	January 25, 2014	January 31, 2015	January 30, 2016	May 2, 2015	April 30, 2016
	(in thousands, except share and per share data)				
Statement of Operations Data:					
Net sales	$ 403,966	$ 497,733	$ 622,161	$ 141,217	$ 172,079
Cost of sales	272,021	335,617	421,750	93,912	113,773
Gross profit	131,945	162,116	200,411	47,305	58,306
Operating expenses					
Selling, general and administrative expenses	74,255	110,503	135,716	29,941	37,444
Impairment of trade name	37,500	—	—	—	—
Depreciation and amortization	1,262	5,310	2,476	466	892
Total operating expenses	113,017	115,813	138,192	30,407	38,336
Operating income	18,928	46,303	62,219	16,898	19,970
Interest expense, net	41,152	42,382	36,759	10,806	8,193
Loss on extinguishment of debt	—	—	36,046	—	—
(Loss) income before income taxes	(22,224)	3,921	(10,586)	6,092	11,777
Income tax provision (benefit)	59	4,357	(14,160)	4,324	4,451
Net (loss) income	$ (22,283)	$ (436)	$ 3,574	$ 1,768	$ 7,326
Per Share Data:					
Net (loss) income per common share:					
Basic	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]
Diluted	$ [***]	$ [***]	$ [***]	$ [***]	$ [***]
Weighted average shares outstanding:					
Basic	[***]	[***]	[***]	[***]	[***]
Diluted	[***]	[***]	[***]	[***]	[***]
Cash Flow Data:					
Net cash provided by (used in) operating activities	$ 35,695	$ 15,321	$ 14,913	$ (971)	$ 25,840
Net cash used in investing activities	(30,310)	(100,098)	(39,727)	(264)	(30,418)
Net cash (used in) provided by financing activities	(4,032)	84,512	25,536	3,936	8,059
Net increase (decrease) in cash and cash equivalents	1,353	(265)	722	2,701	3,481

56

	January 25, 2014	January 31, 2015	January 30, 2016	May 2, 2015	April 30, 2016
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 4,971	$ 4,706	$ 5,428	$ 7,407	$ 8,909
Inventories, net	109,125	142,256	176,388	146,073	175,472
Property and equipment, net	111,786	220,084	272,776	231,775	296,649
Net working capital(1)(2)	43,844	59,280	95,839	69,351	87,638
Total assets(2)	824,742	968,315	1,054,810	972,649	1,081,399
Total debt(2)(3)	372,351	445,661	515,136	449,972	523,667
Total shareholders' equity	357,101	360,916	369,153	363,794	377,640

	Fiscal Year Ended January 30, 2016		Thirteen Weeks Ended April 30, 2016	
	(dollars in thousands, except share and per share data)			
Pro Forma Statement of Operations Data:				
Pro forma net income(4)	$	[***]	$	[***]
Pro forma weighted average shares outstanding(5)				
Basic		[***]		[***]
Diluted		[***]		[***]
Pro forma net income per share(4)(5)				
Basic	$	[***]	$	[***]
Diluted	$	[***]	$	[***]

(1) Net working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding the current portion of long-term debt and revolving line of credit).

(2) On January 30, 2016, we elected to early adopt Accounting Standards Update ("ASU") No. 2015-03, "*Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs*" ("ASU 2015-03"), which changes the presentation of unamortized debt issuance costs in financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the carrying value of the debt, similar to the presentation of debt discounts. We applied the new guidance retrospectively to all prior periods presented to conform to our fiscal year 2016 and first quarter of fiscal year 2017 presentation. As a result, $8.4 million, $7.5 million and $7.5 million of unamortized deferred debt issuance costs related to our long-term debt as of January 25, 2014, January 31, 2015 and May 2, 2015, respectively, were reclassified from debt issuance costs to the associated long-term debt in our consolidated balance sheet data. For more information, see Note 1 to our consolidated financial statements for the fiscal year ended January 30, 2016 included elsewhere in this prospectus. The impact of the adoption of ASU 2015-03 has been excluded from this presentation of total debt; accordingly, amounts shown for total debt exclude unamortized debt issuance costs of $8.4 million, $7.5 million, $12.7 million, $7.5 million and $12.3 million as of January 25, 2014, January 31, 2015, January 30, 2016, May 2, 2015 and April 30, 2016, respectively, which were included as a direct reduction of long-term debt in the consolidated balance sheets included elsewhere in this prospectus.

In addition, on January 30, 2016, we elected to early adopt ASU No. 2015-17, "*Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes*" ("ASU 2015-17"). ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. We applied the new guidance retrospectively to all prior periods presented to conform to our fiscal year 2016 and first quarter of fiscal year 2017 presentation. Accordingly, current deferred tax assets and noncurrent deferred tax liabilities in the net amount of $0.4 million, $2.4 million and $2.6 million as of January 25, 2014, January 31, 2015 and May 2, 2015, respectively, have been classified as noncurrent deferred tax assets in our consolidated balance sheet data. For more information, see Note 1 to our consolidated financial statements for the fiscal year ended January 30, 2016 included elsewhere in this prospectus.

(3) Total debt consists of the current and long-term portions of the Senior Secured Notes, the First Lien Facility, the Second Lien Facility and mortgage loans, as well as outstanding borrowings under the ABL Facility, as applicable, in each case before giving effect to any deduction of unamortized debt issuance costs, as described in note 2 above. The current portion of long-term debt, per our consolidated balance sheets as of January 30, 2016 and April 30, 2016 included elsewhere in this prospectus, includes $0.5 million and $0.6 million, respectively, for the current portion of financing obligations that has been excluded from this presentation of total debt. Amounts shown for total debt also exclude an accrued exit fee relating to the Second Lien Facility in the amount of $0.8 million and $1.1 million as of January 30, 2016 and April 30, 2016, respectively.

(4) For the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016, amounts are shown pro forma to give effect to the following transactions as if they had occurred as of the beginning of the periods presented: (i) this offering, (ii) the repayment of indebtedness from the proceeds of this offering as described in "Use of Proceeds" and (iii) each of the related adjustments mentioned below. Amounts for the fiscal year ended January 30, 2016 are also shown pro forma to give effect to the June 2015 Refinancing as if it had occurred as of the beginning of the period presented.

Adjustments to net income for the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016 reflect (i) a $[***] million and $[***] million decrease in interest expense, respectively (see the reconciliation of historical interest expense to pro forma interest expense below), (ii) a $[***] million and $[***] million increase in income tax expense, respectively, due to higher income before taxes relating to our pro forma net income and (iii) the removal of $[***] million and $[***] million of the Sponsors' management fees, respectively.

The following is a reconciliation of historical net income to pro forma net income for the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016:

	Fiscal Year Ended January 30, 2016	Thirteen Weeks Ended April 30, 2016
	(in thousands)	
Net income	$ 3,574	$ 7,326
Decrease in interest expense, net(a)	[***]	[***]
Increase in income tax expense(b)	[***]	[***]
Removal of management fee(c)	[***]	[***]
Pro forma net income(d)	$ [***]	$ [***]

(a) See the reconciliation of historical interest expense to pro forma interest expense below.

(b) Reflects an increase in income tax expense for the related tax effects of the pro forma adjustments. The tax impact is based upon an increase of pro forma income before taxes of $[***] million and $[***] million, respectively, and an effective tax rate of [***]% and [***]%, respectively.

(c) Reflects the removal of management fees. In connection with this offering, the management agreement will be terminated. See "Certain Relationships and Related Party Transactions".

(d) For the fiscal year ended January 30, 2016, we recognized a loss on extinguishment of debt in the amount of approximately $36.0 million in connection with the redemption of the Senior Secured Notes in June 2015. Pro forma net income excludes any adjustments related to loss on extinguishment of debt that may result from this offering.

The following is a reconciliation of historical interest expense to pro forma interest expense for the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016.

	Fiscal Year Ended January 30, 2016	Thirteen Weeks Ended April 30, 2016
	(in thousands)	
Interest expense, net	$36,759	$ 8,193
Decrease resulting from the June 2015 Refinancing(a)	[***]	[***]
Decrease resulting from use of proceeds of this offering(b)	[***]	[***]
Pro forma interest expense, net	$ [***]	$ [***]

(a) For the fiscal year ended January 30, 2016, reflects redemption in full of the Senior Secured Notes with the proceeds of the Term Loan Facilities.

(b) Assumes repayment of indebtedness under the Second Lien Facility, which bears interest at a rate of 9.0% per annum, using the proceeds of this offering, as if it had occurred as of the beginning of the periods presented. To the extent that the underwriters do not exercise their option to purchase additional shares and, as a result, net proceeds to us from this offering are insufficient to repay the borrowings outstanding under the Second Lien Facility in full, we intend to use cash and/or borrowings under the ABL Facility to repay any remaining amounts.

(5) Gives effect to (i) the approximately [***]-for-one stock split effected on [***], 2016 and (ii) the [***] shares of our common stock to be issued by us in this offering. Pro forma basic net income per share consists of pro forma net income divided by the pro forma basic weighted average common shares outstanding. Pro forma diluted net income per share consists of pro forma net income divided by the pro forma diluted weighted average common shares outstanding.

Performance Based Cash Incentives

In fiscal year 2015, each of Messrs. Nystrom and Corsa were eligible to receive annual cash bonuses with the target of 60% of base salary under our Management Bonus Plan. For fiscal year 2015, our Chief Executive Officer, Lewis L. Bird III, was eligible for a cash bonus based on a dollar target of $650,000 pursuant to the terms of his employment agreement. Effective September 11, 2015, Mr. Bird became eligible to receive an annual cash bonus with a target of 100% of base salary under the Management Bonus Plan. For fiscal year 2016, Mr. Bird's annual bonus was calculated based on a dollar target of $650,000 for the portion of the fiscal year through September 11, 2015 and based on a target of 100% of base salary under our Management Bonus Plan for the portion of the fiscal year after September 11, 2015. The Management Bonus Plan consists of two measures of Company performance which determine the Company's achievement multiple for the target bonus through the use of an achievement table: (i) Adjusted EBITDA versus the financial plan for the year, which comprises 75% of the achievement calculation, and (ii) comparable store sales growth, which comprises 25% of the achievement calculation. Achievement of less than the Company's prior year Adjusted EBITDA target results in a 0% achievement multiple, and the maximum Company achievement multiple is 170%. Finally, the Compensation Committee of the Board of Directors has final discretion with regard to senior executive bonuses based upon the delivery of key strategic initiatives. In fiscal year 2015, the Adjusted EBITDA target was $93.5 million (unadjusted for the amortization of deferred gains on sale-leaseback transactions) and the comparable store sales growth target was 2.5%. In fiscal year 2015, Adjusted EBITDA was $97.3 million (unadjusted for the amortization of deferred gains on sale-leaseback transactions) and comparable store sales growth was 8.3% resulting in a blended Company achievement multiple of 119.8% based upon the achievement table, together with minor adjustments deemed appropriate by the Compensation Committee. In fiscal year 2016, the Adjusted EBITDA target was $115.0 million (unadjusted for the amortization of deferred gains on sale-leaseback transactions) and the comparable store sales growth target was 3.0%. In fiscal year 2016, Adjusted EBITDA was $118.4 million (unadjusted for the amortization of deferred gains on sale-leaseback transactions) and comparable store sales growth was 3.9% resulting in a blended Company achievement multiple of 114.2% based upon the achievement table, together with minor adjustments deemed appropriate by the Compensation Committee. The Board of Directors approved the bonus payments in respect of fiscal years 2015 and 2016 consistent with these results.

On April 8, 2015, the Company entered into a bonus agreement with Ms. Warren, pursuant to which she is entitled to an aggregate cash payment of $660,000, which vests and is payable in equal 25% installments on each of April 7, 2016, 2017, 2018 and 2019, subject to Ms. Warren's continued employment on the applicable vesting date, and subject further to the value of a share of common stock of the Company on the applicable vesting date exceeding $[***] (subject to equitable adjustments from time to time to account for certain changes in the Company's capitalization).

Option Awards

On June 3, 2014, Messrs. Nystrom and Corsa were each granted a nonqualified stock option to purchase [***] shares of Class C common stock of the Company pursuant to the Company's 2012 Option Plan (defined below under "2012 Option Plan"), the terms and conditions of which are described below under "Additional Narrative Disclosure—2012 Option Plan" and "Additional Narrative Disclosure—Option Awards."

On April 7, 2015, Ms. Warren was granted a nonqualified stock option to purchase [***] shares of Class C common stock of the Company pursuant to the Company's 2012 Option Plan, the terms and conditions of which are described below under "Additional Narrative Disclosure—2012 Option Plan" and "Additional Narrative Disclosure—Option Awards."

performance goals to be set by the Board. Under the CSO Agreement, Mr. Corsa was also entitled to a bonus of $100,000 that was paid on February 21, 2014. The CSO Agreement provides that Mr. Corsa is eligible to participate in all benefit programs for which other senior executives of the Company are generally eligible. The CSO Agreement also provides for severance upon certain terminations of employment, as described below under "Additional Narrative Disclosure—Payments upon Certain Events of Termination or Change in Control."

The CSO Agreement includes restrictive covenants providing for non-competition, non-solicitation of employees and non-interference with business relationships, in each case, during employment and for one year thereafter, as well as perpetual nondisclosure of confidential information and nondisparagement of the Company.

Chief Marketing Officer (J. Warren)

Ms. Warren is employed pursuant to the terms of an offer letter from the Company dated December 9, 2014, providing for at-will employment for an indefinite term. The CMO Offer Letter provides that Ms. Warren is entitled to an annual base salary of $315,000 and is eligible to participate in the Company's Management Bonus Plan with a target award of 60% of her annual base salary, which may increase or decrease based on attainment of specified Company performance results and which was prorated based on Ms. Warren's time in the position of Chief Marketing Officer for fiscal year 2015. Under the CMO Offer Letter, Ms. Warren was also entitled to a grant of [***] stock options with a 4 year vesting period, which were granted on April 7, 2015, and payment of a $100,000 cash bonus within 60 days of the successful development and execution of the calendar year 2015 first quarter marketing campaign, which cash bonus was paid on May 1, 2015. The CMO Offer Letter also entitles Ms. Warren to a relocation benefit relating to expenses incurred in moving to the Dallas Fort Worth area within 24 months of commencing employment, provision of temporary housing assistance for up to 12 months and eligibility to participate in other benefit programs available to all full-time salaried employees.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the number of securities underlying the equity awards held by each of the named executive officers as of the fiscal year ended January 30, 2016.

		Option Awards(1)				
Name	Grant Date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Lewis L. Bird III	11/26/2012	[***]	[***]	[***]	[***]	11/26/2022
Judd T. Nystrom	1/31/2013	[***]	[***]	[***]	[***]	1/31/2023
	6/3/2014	[***]	[***]	[***]	[***]	6/3/2024
Peter S.G. Corsa	1/10/2013	[***]	[***]	[***]	[***]	1/10/2023
	6/3/2014	[***]	[***]	[***]	[***]	6/3/2024
Jennifer Warren	4/7/2015	[***]	[***]	[***]	[***]	4/7/2025

(1) Each option award was originally scheduled to vest in equal annual installments on each of the first four anniversaries of the applicable grant date. Mr. Bird's option award, Mr. Corsa's January 10, 2013 option award and Mr. Nystrom's January 31, 2013 option award, were amended

addition, pursuant to Mr. Bird's option award, if his employment is terminated without "cause" or he resigns for "good reason" (each as defined in the CEO Agreement) then his entire option award shall remain outstanding for six months and become exercisable upon a change in control that occurs within such six-month period if the per share price received by the holders of the Company's common stock in such change in control equals or exceeds $[***] (subject to equitable adjustments from time to time to account for any "Change in Capitalization" as defined in the 2012 Option Plan).

Mr. Bird is also party to a letter agreement dated November 26, 2012, pursuant to which he is entitled, upon a "change of control" that occurs before the "Mandatory Conversion Date" (as each such term is defined in the Company's amended and restated certificate of incorporation in effect prior to the time of this offering), to payment of an amount equal to the difference between the proceeds he would have received upon such change of control had the shares covered by the vested portion of his option award been Class A Common Stock of the Company instead of Class C common Stock of the Company. Because the date of the initial public offering of the Company's common stock is a Mandatory Conversion Date, this letter agreement will no longer be applicable upon completion of this public offering.

Director Compensation

We historically have not had a formal compensation package for non-employee members of our Board for their service as directors. However, we may decide to grant equity awards in connection with the appointment of, or continued service by, a director to our Board, from time to time. In fiscal year 2015, we granted nonqualified stock option awards to each of Ms. Beck and Mr. Stone. In fiscal year 2016, we granted nonqualified stock options to Mr. Francis.

Other than these nonqualified stock options, our non-employee directors currently do not receive any compensation specifically for their services as a director; however, the Company does reimburse these directors for any travel or other business expenses related to their service as a director.

The following table summarizes the compensation of the non-employee directors of the Company for the fiscal year ended January 30, 2016:

Name	Option Awards ($)(1)	Total ($)
Wendy A. Beck(2)	—	—
Geoffrey G. Clark	—	—
Martin C. Eltrich, III	—	—
Brian R. Hoesterey	—	—
Philip L. Francis(3)	327,137	327,137
Allen I. Questrom(4)	—	—
Larry D. Stone(2)	—	—

(1) The amount shown in the "Option Awards" column reflects the aggregate grant date fair value of the option award calculated in accordance with FASB ASC Topic 718.

(2) As of January 30, 2016, Ms. Beck and Mr. Stone each held outstanding options to purchase [***] shares, which were granted during the fiscal year ended January 31, 2015.

(3) As of January 30, 2016, Mr. Francis held outstanding options to purchase [***] shares, which were granted during the fiscal year ended January 30, 2016.

(4) As of January 30, 2016, Mr. Questrom held outstanding options to purchase [***] shares, which were granted prior to the fiscal year ended January 31, 2015.

122

Annual Bonus Plan

On September 11, 2015, the Company adopted the At Home Group Inc. Annual Bonus Plan (the "Bonus Plan") providing for the grant of annual bonus awards to our executive officers and other key employees.

The Bonus Plan will be administered by the Compensation Committee. Subject to the limitations set forth in the Bonus Plan, the Compensation Committee shall have the authority to determine, for each plan year, the time or times at which awards may be granted, the recipients of awards, the performance criteria, the performance goals and all other terms of an award, interpret the Bonus Plan, make all determinations under the Bonus Plan and necessary or advisable for the administration of the Bonus Plan, prescribe, amend and rescind rules and regulations relating to the Bonus Plan. The Compensation Committee shall be able to delegate responsibility for performing certain ministerial functions under the Bonus Plan to any officer or employee of the Company.

The performance criteria for us or any identified subsidiary or business unit, as selected by the Compensation Committee at the time of the award will be one or any combination of the following: (i) earnings per share; (ii) operating income; (iii) return on equity or assets; (iv) cash flow; (v) net cash flow; (vi) cash flow from operations; (vii) EBITDA and/or Adjusted EBITDA; (viii) revenue growth, product revenue and/or comparable sales growth; (ix) revenue ratios; (x) cost reductions; (xi) cost ratios or margins; (xii) overall revenue or sales growth; (xiii) expense reduction or management; (xiv) market position or market share; (xv) total shareholder return; (xvi) return on investment; (xvii) earnings before interest and taxes (EBIT); (xviii) net income (before or after taxes); (xix) return on assets or net assets; (xx) economic value added; (xxi) shareholder value added; (xxii) cash flow return on investment; (xxiii) net operating profit; (xxiv) net operating profit after tax; (xxv) return on capital; (xxvi) return on invested capital; (xxvii) customer growth; (xxviii) supply chain achievements; (xxix) financial ratios, including those measuring liquidity, activity, profitability or leverage; (xxx) financing and other capital raising transactions; (xxxi) strategic partnerships or transactions; or (xxxii) any combination of the foregoing, or such other performance criteria determined to be appropriate by the plan administrator in its sole discretion.

The performance goals shall be the levels of achievement relating to the performance criteria as selected by the Compensation Committee for an award. The Compensation Committee shall be able to establish such performance goals relative to the applicable performance criteria in its sole discretion at the time of an award. The performance goals may be applied on an absolute basis or relative to an identified index or peer group, as specified by the Compensation Committee. The performance goals may be applied by the Compensation Committee after excluding charges for restructurings, discontinued operations, extraordinary items and other unusual or nonrecurring items and the cumulative effects of accounting changes, and without regard to realized capital gains.

Because the Bonus Plan was adopted prior to us becoming a publicly held company, it is intended that the Bonus Plan satisfy the requirements for transition relief under Section 162(m) of the Code (described below under "IRS Code Section 162(m)"), such that the $1 million annual deduction limit under Section 162(m) of the Code does not apply to any remuneration paid pursuant to this Bonus Plan until the first meeting of our shareholders at which our directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering of our securities occurs.

2012 Option Plan

On November 12, 2012, the board of directors of the Company adopted the GRD Holding I Corporation Stock Option Plan, as may be amended from time to time (the "2012 Option Plan"), under which [***] shares of Class C common stock of the Company ("Shares") were reserved for the issuance of options to purchase Shares ("Options") as of January 31, 2016. Any Shares related to

Transferability. Notwithstanding anything contained in the 2012 Option Plan or any option agreement to the contrary, in the event that the disposition of Shares acquired pursuant to the 2012 Option Plan is not covered by a then current registration statement under the Securities Act and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Act and Rule 144 or other regulations promulgated thereunder. The Compensation Committee may require any individual receiving Shares pursuant to an Option granted under the 2012 Option Plan, as a condition precedent to receipt of such Shares, to represent and warrant to the Company in writing that the Shares acquired by such individual are acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under the Securities Act or pursuant to an exemption applicable under the Securities Act or the rules and regulations promulgated thereunder.

Amendment or Termination of the 2012 Option Plan. The Board may earlier terminate the 2012 Option Plan and the Board may at any time and from time to time amend, modify or suspend the 2012 Option Plan; *provided, however*, that, (a) no such amendment, modification, suspension or termination shall impair or adversely alter any Options theretofore granted under the 2012 Option Plan, except with the consent of the participant, nor shall any amendment, modification, suspension or termination deprive any participant of any Shares which he may have acquired through or as a result of the 2012 Option Plan; and (b) to the extent necessary under any applicable law, regulation or exchange requirement, no other amendment shall be effective unless approved by the shareholders of the Company in accordance with applicable law, regulation or exchange requirement.

Option Awards

Each of our named executive officers has been granted nonqualified stock options to purchase shares of Class C common stock of the Company pursuant to the Company's 2012 Option Plan. Mr. Bird was granted a nonqualified stock option to purchase [***] shares on November 26, 2012. Messrs. Nystrom and Corsa were granted nonqualified stock options to purchase [***] shares on January 10 and January 31, 2013, respectively, as well as nonqualified stock options to purchase [***] shares on June 3, 2014. Ms. Warren was granted a nonqualified stock option to purchase [***] shares on April 7, 2015. Each of the nonqualified stock options awards granted to Messrs. Bird, Nystrom and Corsa was granted with an exercise price of [***] per share and the nonqualified stock option award granted to Ms. Warren was granted with an exercise price of $[***] per share.

The option awards vest and become exercisable in equal annual installments on each of the first four anniversaries of the applicable award's grant date for the June 3, 2014 grants to Messrs. Nystrom and Corsa, and, for each other aforementioned award, the applicable award's "vesting start date" (December 4, 2012 for Mr. Bird, February 18, 2013 for Mr. Nystrom, March 25, 2013 for Mr. Corsa and April 7, 2015 for Ms. Warren). All of the options awarded to our named executive officers provide for accelerated vesting upon the occurrence of certain events, as described above in "Additional Narrative Disclosure—Payments upon Certain Events of Termination or Change in Control."

IRS Code Section 162(m)

Section 162(m) of the Code generally disallows publicly held companies a tax deduction for compensation in excess of $1,000,000 paid to their chief executive officer and the three other most highly compensated executive officers (other than the chief financial officer) unless such compensation qualifies for an exemption for certain compensation that is based on performance. Section 162(m) of the Code provides transition relief for privately held companies that become publicly held, pursuant to which the foregoing deduction limit does not apply to any remuneration paid pursuant to compensation plans or agreements in existence during the period in which the corporation was not publicly held if, in connection with an initial public offering, the prospectus accompanying the initial public offering discloses information concerning those plans or agreements that satisfies all applicable securities laws then in effect. If the transition requirements are met in connection with an initial public offering, the transition relief continues until the earliest of (i) the expiration of the plan or agreement, (ii) the material modification of the plan or agreement, (iii) the issuance of all employer stock and other compensation that has been allocated under the plan, or (iv) the first meeting of the stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. Our intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to our executive officers, and we believe that a substantial portion of our current executive compensation program will satisfy the requirements for exemption from the $1,000,000 deduction limitation, to the extent applicable. However, we reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible. The Compensation Committee will monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable, performance based and consistent with our goals and the goals of our stockholders.

2016 Equity Incentive Plan

On September 11, 2015, the Company adopted the At Home Group Inc. Equity Incentive Plan (the "2016 Equity Plan") under which equity awards may be made in respect of [***] shares of common stock of the Company ("Shares"), consisting of an IPO Bonus Pool (as defined below) of [***] shares (or 3.6% of issued and outstanding Shares on a fully diluted basis after this offering) and a Post-IPO Share Pool (as defined below) of [***] shares (or 5.4% of issued and outstanding Shares on a fully diluted basis after this offering), as described further below in the section titled "—*Shares Available*." Under the 2016 Equity Plan, awards may be granted in the form of options, restricted stock, restricted stock units, stock appreciation rights, dividend equivalent rights and performance-based awards (including performance units, performance share units and performance-based restricted stock).

Administration. The 2016 Equity Plan will be administered by a committee appointed by the board of directors (the "Committee"). The Committee shall consist of at least two directors of the board of directors and may consist of the entire board of directors. The Committee will generally consist of at least two directors considered to be non-employee directors for purposes of Section 16 of the Exchange Act, and to the extent that an award is intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Code, the Committee will consist of at least two directors of the board, each of whom shall be an "outside director" as defined within the meaning of Section 162(m) of the Code.

Plan Term. The 2016 Equity Plan became effective as of the date it was approved by the board of directors on September 11, 2015, subject to its having been approved by the existing stockholders, and will terminate on the tenth (10th) anniversary thereof, unless earlier terminated by the board of directors.

Eligibility. Under the 2016 Equity Plan, "Eligible Individuals" include officers, employees, consultants and non-employee directors providing services to the Company and its subsidiaries and affiliates. The Committee will determine which Eligible Individuals will receive grants of awards.

Incentives Available. Under the 2016 Equity Plan, the Committee may grant any of the following types of awards to an Eligible Individual: incentive stock options ("ISOs") and nonqualified stock options ("Nonqualified Stock Options" and, together with ISOs, "Options"); stock appreciation rights ("SARs"); restricted stock grants ("Restricted Stock Grants"); restricted stock units ("RSUs");

Performance Awards; Dividend Equivalent Rights; and Share Awards, each as defined below (each type of grant is considered an "Award").

Shares Available.   Subject to any adjustment as provided in the 2016 Equity Plan, (i) up to [***] Shares (the "IPO Bonus Pool") may be issued pursuant to Awards granted under the 2016 Equity Plan to senior executives of the Company in connection with the consummation of this offering, as described further below in the section titled "*—2016 Equity Plan Awards—Special IPO Bonus Grants*" and (ii) up to [***] Shares may be issued pursuant to Awards granted under the 2016 Equity Plan (other than the IPO Bonus Pool) (the "Post-IPO Share Pool"), all of which may be granted pursuant to ISOs. With respect to Awards granted following the last day of the Transition Period (as defined in the 2016 Equity Plan) (or, if later, the date the 2016 Equity Plan is approved by the Company's stockholders for purposes of Section 162(m) of the Code), (a) the aggregate number of Shares that may be the subject of Option or SARs granted in any calendar year (or in respect of the calendar year during which the Transition Period expires, the remainder of such calendar year) may not exceed   Shares in the case of an Eligible Individual who is not a director, or   Shares in the case of a director, (b) the aggregate number of Shares that may be the subject of Performance-Based Restricted Stock and Performance Share Units granted in any calendar year (or in respect of the calendar year during which the Transition Period expires, the remainder of such calendar year) may not exceed   Shares in the case of an Eligible Individual who is not a director, or   Shares in the case of a director, and (c) the maximum dollar amount of cash or the fair market value of Shares that any Eligible Individual may receive in any calendar year (or in respect of the calendar year during which the Transition Period expires, the remainder of such calendar year) in respect of Performance Units may not exceed $6,000,000.

If an Award or any portion thereof that is issued from the Post-IPO Share Pool (i) expires or otherwise terminates without all of the Shares covered by such Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than Shares), such expiration, termination or settlement will not reduce (or otherwise offset) the number of Shares that may be available for issuance under the 2016 Equity Plan. Any Shares issued pursuant to an Award that are forfeited and returned back to or reacquired by the Company will again become available for issuance under the 2016 Equity Plan. Any Shares tendered or withheld to pay the exercise price of an Option or the base price of an SAR, or to satisfy tax withholding obligations associated with any Award, shall not become available again for issuance under the 2016 Equity Plan. Under no circumstances will Shares underlying any Awards issued under the IPO Bonus Pool, once issued, again become available for issuance under the 2016 Equity Plan.

Stock Options.   The Committee may grant Options (which may be ISOs or Nonqualified Stock Options) to Eligible Individuals. An ISO is an Option intended to qualify for tax treatment applicable to ISOs under Section 422 of the Code. An ISO may be granted only to Eligible Individuals that are employees of the Company or any of its subsidiaries. A Nonqualified Stock Option is an Option that is not subject to statutory requirements and limitations required for certain tax advantages allowed under Section 422 of the Code.

Vesting and Exercise Periods.   Each Option granted under the 2016 Equity Plan may be subject to certain vesting requirements and will become exercisable in accordance with the specific terms and conditions of the Option, as determined by the Committee at the time of grant and set forth in an Award agreement. The term of an Option generally may not exceed ten years from the date it is granted (five years in the case of an ISO granted to a ten-percent stockholder). Each Option, to the extent it becomes exercisable, may be exercised at any time in whole or in part until its expiration or termination, unless otherwise provided in applicable Award agreement.

similar policy, as may be in effect from time to time and (ii) any compensation recovery, "clawback" or similar policy made applicable by law including the provisions of Section 945 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules, regulations and requirements adopted thereunder by the SEC, the NYSE and/or any other national securities exchange on which the Company's equity securities may be listed.

2016 Equity Plan Awards—Special IPO Transaction Bonus Grant

In connection with the consummation of this offering, the Company intends to make a special one-time bonus grant of up to [***] Options under the IPO Bonus Pool of the 2016 Equity Plan to certain members of its senior management team (including the named executive officers) in order to reward them for historical performance through the consummation of this offering and allow them to further benefit from successful outcomes for the Sponsors (the "IPO Bonus Options"). This grant is expected to be in addition to the ongoing equity incentive program that the Company plans to employ to incentivize and retain its senior management team and additional executives. Each of Messrs. Bird, Nystrom, Corsa and Ms. Warren will be granted IPO Bonus Options to purchase   ,   ,   and   Shares, respectively. The IPO Bonus Options shall be granted with a 7 year term and an exercise price equal to the initial offering price per Share in this offering and shall be issued from the IPO Bonus Pool. Each of the IPO Bonus awards shall be subject to achievement of a market-based vesting condition based on the achievement of specified closing Share price targets for a period of at least 20 consecutive trading days, disregarding the six-month period immediately following the date of grant, subject to the executive's continued employment with the Company through the applicable vesting date (except as noted below in the case of Mr. Bird) (the "Market-Based Condition"). The IPO Bonus Options shall be (i) 25% vested upon attainment of a 20 consecutive trading day closing share price of at least $[***] per Share, (ii) 50% vested upon attainment of a 20 consecutive trading day closing share price of at least $[***] per Share, (iii) 75% vested upon attainment of a 20 consecutive trading day closing share price of at least $[***] per Share, and (iv) 100% vested upon attainment of a 20 consecutive trading day closing share price of at least [***] per Share. Mr. Bird's IPO Bonus Option also provides that if he experiences a termination without "cause" or he resigns for "good reason" (as such terms are defined in the CEO Agreement) (a "Severance Event"), then his unvested IPO Bonus Options shall remain outstanding and eligible to vest based upon attainment of the Market-Based Condition for a period of six months following his termination of service.

If Mr. Nystrom, Mr. Corsa or Ms. Warren experiences a termination of service without "cause" (as defined in the IPO Bonus Options) other than due to death or disability, the vested portion of such executive's IPO Bonus Options shall expire 90 days following such termination or, if earlier, the seventh anniversary of the date of grant. If Mr. Nystrom, Mr. Corsa or Ms. Warren experiences a termination of service due to death or disability, the vested portion of such executive's IPO Bonus Options shall expire on the first day that is one year after the date of such executive's termination of service, or, if earlier, the seventh anniversary of the date of grant. If Mr. Bird experiences a termination of service due to death, disability, or a Severance Event, the vested portion of his IPO Bonus Options shall expire on the seventh anniversary of the date of grant. If any of Messrs. Bird, Nystrom, Corsa or Ms. Warren experiences a termination for cause, then such executive's IPO Bonus Options shall be forfeited immediately upon the effective date of such termination for cause.

We expect the non-cash stock-based compensation expense associated with the one-time grant of the [***] IPO Bonus Options under the IPO Bonus Pool to senior executives (including the named executive officers) in connection with the consummation of this offering to be between approximately $[***] million and $[***] million, which will be incremental to our ongoing stock-based compensation expense. This stock-based compensation expense will be finalized upon the pricing of this offering and is expected to be expensed over the first eight fiscal quarters following the closing of this offering or a shorter period based on realized stock prices during potential follow-on offerings, which could accelerate the expense recognition.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2016, and as adjusted to reflect the sale of the shares of common stock offered in this offering for:

- each person or entity who is known by us to beneficially own more than 5% of our common stock;

- each of our directors and named executive officers; and

- all of our directors and executive officers as a group.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder listed in the table below, as the case may be. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after June 30, 2016, including any shares of our common stock subject to an option that has vested or will vest within 60 days after June 30, 2016. More than one person may be deemed to be a beneficial owner of the same securities.

Percentage of beneficial ownership prior to this offering is based on [***] shares of common stock outstanding as of June 30, 2016. Percentage of beneficial ownership after this offering is based on [***] shares of common stock outstanding (assuming no exercise of the underwriters' option to purchase additional shares), or [***] shares of common stock outstanding (assuming full exercise of the underwriters' option to purchase additional shares), in each case, after giving effect to the sale by us of the shares of common stock offered hereby. For a discussion of our stock split, see "Prospectus Summary—The Offering" and "Description of Capital Stock."

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o At Home Group Inc., 1600 East Plano Parkway, Plano, Texas 75074.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before this Offering	Percentage of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering Assuming Full Exercise of Underwriters' Option to Purchase Additional Shares
5% Stockholders				
AEA Investors LP and associated entities(1)(2)(3)	[***]	72.7%	[***]	[***]
Starr Investments(1)(3)(4)	[***]	45.7	[***]	[***]
Directors and Named Executive Officers				
Lewis L. Bird III	[***]	2.7	[***]	[***]
Judd T. Nystrom	[***]	*	[***]	[***]
Peter S.G. Corsa	[***]	*	[***]	[***]
Jennifer S. Warren	[***]	*	[***]	[***]

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before this Offering	Percentage of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering Assuming Full Exercise of Underwriters' Option to Purchase Additional Shares
Martin C. Eltrich, III(5)	—	—	—	—
Brian R. Hoesterey(5)	—	—	—	—
Geoffrey G. Clark(6)	—	—	—	—
Allen I. Questrom	[***]	*	[***]	[***]
Wendy A. Beck	[***]	*	[***]	[***]
Larry D. Stone	[***]	*	[***]	[***]
Philip L. Francis	[***]	*	[***]	[***]
All executive officers and directors as a group (15 persons)	[***]	4.4%	[***]	[***]

---

* Represents beneficial ownership of less than 1% of our outstanding common stock.

(1) Excludes shares of common stock owned by other parties to the Stockholders Agreement by which they may be deemed to share beneficial ownership.

(2) Represents (i) [***] shares of our common stock held of record by GRD Holding LP, whose general partner is GRD Holding GP LLC, whose sole member is AEA Investors LP; (ii) [***] shares held of record by GRD Holding-A LP, whose general partner is GRD Holding-A LLC, whose sole member is AEA Investors LP; and (iii) [***] shares held of record by GRD Holding AEA LLC, whose members are AEA Investors 2006 Participant Fund LP, AEA Investors 2006 QP Participant Fund LP, AEA Investors 2006 Fund L.P. and AEA Investors 2006 Fund II L.P. The general partner of each of AEA Investors 2006 Participant Fund LP and AEA Investors 2006 QP Participant Fund LP is AEA Investors 2006 PF LLC, whose sole member is AEA Management LLC. The general partner of each of AEA Investors 2006 Fund L.P. and AEA Investors 2006 Fund II L.P. is AEA Investors Partners 2006 L.P., whose general partner is AEA Management (Cayman) Ltd. Each of GRD Holding GP LLC and AEA Investors LP may be deemed to share beneficial ownership of the shares of our common stock held of record by GRD Holding LP, but each disclaims beneficial ownership of such shares. Each of GRD Holding-A LLC and AEA Investors LP may be deemed to share beneficial ownership of the shares of our common stock held of record by GRD Holding-A LP, but each disclaims beneficial ownership of such shares. Each of AEA Investors 2006 Participant Fund LP, AEA Investors 2006 QP Participant Fund LP, AEA Investors 2006 PF LLC, AEA Management LLC, AEA Investors 2006 Fund L.P., AEA Investors 2006 Fund II L.P., AEA Investors Partners 2006 L.P. and AEA Management (Cayman) Ltd. may be deemed to share beneficial ownership of the shares of our common stock held of record by GRD Holding AEA LLC, but each disclaims beneficial ownership of such shares. John L. Garcia, the Chairman and Chief Executive Officer of AEA Investors LP, the sole member of AEA Management LLC and the sole stockholder and director of AEA Management (Cayman) Ltd., may also be deemed to have beneficial ownership of the shares of our common stock held of record by GRD Holding LP, GRD Holding-A LP and GRD Holding AEA LLC, but Mr. Garcia disclaims beneficial ownership of such shares.

The address for each of GRD Holding LP, GRD Holding GP LLC, GRD Holding-A LP, GRD Holding-A LLC, AEA Investors LP, GRD Holding AEA LLC, AEA Investors 2006 Participant Fund LP, AEA Investors 2006 QP Participant Fund LP, AEA Investors 2006 PF LLC, AEA Management LLC and Mr. Garcia is c/o AEA Investors LP, 666 Fifth Avenue, 36th Floor, New York, NY 10103. The address for each of AEA Investors 2006 Fund L.P., AEA Investors 2006 Fund II L.P. AEA Investors Partners 2006 L.P. and AEA Management (Cayman) Ltd. is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(3) Includes [***] shares of our common stock held of record by Starr Investment Fund II, LLC ("Starr II"). For a period of two years following the closing of this offering, (i) Starr II has agreed to vote such shares on all matters presented to the stockholders in the same manner that GRD Holding LP votes on such matters, and (ii) subject to limited exceptions, the transfer or disposition of such shares by Starr II will require the consent of GRD Holding LP. As a result of these voting and consent rights, AEA Investors LP and associated entities may be deemed to share beneficial ownership of the shares held by Starr II, but each disclaims beneficial ownership of such shares.

(4) Represents investment vehicles managed by Starr Investments. The address for Starr Investments is 399 Park Ave, 17th Floor, New York, NY 10022. Geoffrey G. Clark, the Senior Managing Director of Starr Investments, may be deemed to have voting power and dispositive power with respect to shares of our common stock that are beneficially owned by Starr Investments, but Mr. Clark disclaims beneficial ownership of such shares.

(5) Does not include [***] shares, [***] shares or [***] shares of common stock held of record by GRD Holding LP, GRD Holding-A LP or GRD Holding AEA LLC, respectively. Messrs. Eltrich and Hoesterey are partners of AEA. Each of Messrs. Eltrich and Hoesterey serves on our board of directors as a representative of AEA, but each disclaims beneficial ownership of the shares of common stock held of record by GRD Holding LP, GRD Holding-A LP and GRD Holding AEA LLC.

The address for each of Messrs. Eltrich and Hoesterey is c/o AEA Investors LP, 666 Fifth Avenue, 36th Floor, New York, NY 10103.

(6) Mr. Clark serves on our board of directors as a representative of Starr Investments. Mr. Clark is Senior Managing Director of Starr Investment Holdings and a Director of C.V. Starr & Co. Mr. Clark disclaims beneficial ownership of the shares of common stock owned by investment vehicles managed by Starr Investments, except to the extent of his pecuniary interests therein.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Upon the completion of this offering, there will be outstanding [***] shares of common stock (excluding [***] shares of our common stock issuable upon exercise of outstanding stock options, [***] shares of our common stock issuable upon the exercise of options to be granted in connection with this offering under our 2016 Equity Plan and [***] shares of common stock issuable upon the exercise of options to be granted in connection with this offering under our 2012 Option Plan) and no outstanding shares of preferred stock. As of June 30, 2016, we had   stockholders of record.

In connection with this offering, we will amend and restate our certificate of incorporation and bylaws. The following descriptions of our capital stock, amended and restated certificate of incorporation and amended and restated bylaws are intended as summaries only and are qualified in their entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering and which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

The holders of our common stock are entitled to the following rights, preferences and privileges:

- *Voting Rights.* Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, except as provided in the stockholders' agreement. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election of directors on our board of directors and as otherwise provided in our certificate of incorporation, stockholders' agreement or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, any election must be approved by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election.

  Pursuant to the stockholders' agreement, for a period of two years following this offering, Starr Investments will agree to vote [***] of their shares of our common stock on all matters presented to the stockholders in the same manner that AEA votes on such matters. In particular, following the consummation of this offering, and for so long as certain affiliates of AEA and Starr Investments hold an aggregate of at least 10% of our outstanding common stock, such Sponsors shall be entitled to nominate at least one individual for election to our board, and our board and nominating committee thereof shall nominate and recommend to our stockholders that such individual be elected to our board, and each party to the stockholders' agreement agrees to vote all of their shares to elect such individual to our board.

- *Dividend Rights.* Subject to preferences that may be applicable to any then-outstanding shares of our preferred stock (if any), the holders of our outstanding shares of common stock are entitled to receive dividends to be paid ratably, if any, as may be declared from time to time by our board of directors (in its sole discretion) out of legally available funds. It is our present intention

At Home Group Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	January 31, 2015	January 30, 2016
Assets		
Current assets:		
Cash and cash equivalents	$ 4,706	$ 5,428
Inventories, net	142,256	176,388
Prepaid expenses	4,758	6,351
Other current assets	4,041	3,229
Total current assets	155,761	191,396
Property and equipment, net	220,084	272,776
Goodwill	569,732	569,732
Trade name	853	872
Debt issuance costs, net	1,628	1,323
Restricted cash	17,260	26
Noncurrent deferred tax asset	2,418	14,726
Other assets	579	3,959
Total assets	$968,315	$1,054,810
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 31,638	$ 31,139
Accrued liabilities	56,679	54,472
Revolving line of credit	67,400	76,600
Current portion of deferred rent	2,943	4,518
Current portion of long-term debt	758	3,789
Income taxes payable	515	—
Total current liabilities	159,933	170,518
Long-term debt	369,990	422,610
Financing obligations	19,683	19,017
Deferred rent	51,226	70,156
Other long-term liabilities	6,567	3,356
Total liabilities	607,399	685,657
Shareholders' Equity		
Common stock, Class A; $0.01 par value; [***] shares authorized; [***] shares issued and outstanding	[***]	[***]
Common stock, Class B; $0.01 par value; [***] shares authorized; [***] shares issued and outstanding	[***]	[***]
Additional paid-in capital	[***]	[***]
Accumulated deficit	(44,675)	(41,101)
Total shareholders' equity	360,916	369,153
Total liabilities and shareholders' equity	$968,315	$1,054,810

See Notes to Consolidated Financial Statements.

F-3

At Home Group Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Fiscal Year Ended		
	January 25, 2014	January 31, 2015	January 30, 2016
Net sales	$ 403,966	$ 497,733	$ 622,161
Cost of sales	272,021	335,617	421,750
Gross profit	131,945	162,116	200,411
Operating expenses			
Selling, general and administrative expenses	74,255	110,503	135,716
Impairment of trade name	37,500	—	—
Depreciation and amortization	1,262	5,310	2,476
Total operating expenses	113,017	115,813	138,192
Operating income	18,928	46,303	62,219
Interest expense, net	41,152	42,382	36,759
Loss on extinguishment of debt	—	—	36,046
(Loss) income before income taxes	(22,224)	3,921	(10,586)
Income tax provision (benefit)	59	4,357	(14,160)
Net (loss) income	$ (22,283)	$ (436)	$ 3,574
Earnings per share:			
Net (loss) income per common share:			
Basic	$ [***]	$ [***]	$ [***]
Diluted	$ [***]	$ [***]	$ [***]
Weighted average shares outstanding:			
Basic	[***]	[***]	[***]
Diluted	[***]	[***]	[***]

See Notes to Consolidated Financial Statements.

F-4

At Home Group Inc.
Consolidated Statements of Shareholder's Equity
For the Fiscal Years Ended January 25, 2014, January 31, 2015 and January 30, 2016
(in thousands, except share data)

| | Common Stock Class A | | Common Stock Class B | | Additional Paid-in | Accumulated | |
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Total
Balance, January 26, 2013	[***]	$ [***]	[***]	$ [***] $	[***]	$ (21,956)	$375,011
Stock-based compensation . . .	—	—	—	—	4,373	—	4,373
Net loss	—	—	—	—	—	(22,283)	(22,283)
Balance, January 25, 2014	[***]	[***]	[***]	[***]	[***]	(44,239)	357,101
Stock-based compensation . . .	—	—	—	—	4,251	—	4,251
Net loss	—	—	—	—	—	(436)	(436)
Balance, January 31, 2015	[***]	[***]	[***]	[***]	[***]	(44,675)	360,916
Stock-based compensation . . .	—	—	—	—	4,663	—	4,663
Net income	—	—	—	—	—	3,574	3,574
Balance, January 30, 2016	[***]	$ [***]	[***]	$ [***] $	[***]	$ (41,101)	$369,153

See Notes to Consolidated Financial Statements.

F-5

At Home Group Inc.
Notes to Consolidated Financial Statements (Continued)
January 25, 2014, January 31, 2015 and January 30, 2016

10. Commitments and Contingencies (Continued)

Future minimum annual rental commitments for all operating leases as of January 30, 2016 are as follows (in thousands):

2017	$ 58,358
2018	58,371
2019	56,650
2020	54,896
2021	51,916
Thereafter	373,742
	$653,933

Minimum future annual rent receivable under operating subleases as of January 30, 2016 is approximately $0.2 million. Lease rental income was approximately $0.4 million for the fiscal year ended January 25, 2014 and $0.2 million for each of the fiscal years ended January 31, 2015 and January 30, 2016.

Litigation

We are subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

11. Employee Benefit Plan

Effective October 1, 2014, we sponsor a 401(k) Savings Plan for eligible employees. Participation in the 401(k) Savings Plan is voluntary and available to any employee who is at least 18 years of age and has completed six months of service. Participants may elect to contribute up to 100% of their compensation on a pre-tax basis subject to Internal Revenue Service ("IRS") limitations. In accordance with the provisions of the 401(k) Savings Plan, we make a safe harbor matching cash contribution to the account of each participant in an amount equal to 100% of the participant's pre-tax contributions that do not exceed 3% of the participant's considered annual compensation plus 50% of the participant's pre-tax contributions between 3% and 5% of the participant's considered annual compensation, which are also subject to regulatory limits. Matching contributions, and any actual earnings thereon, vest to the participants immediately. Our matching contribution expenses were $0.2 million and $0.5 million for the fiscal years ended January 31, 2015 and January 30, 2016, respectively.

12. Capital Stock

At January 30, 2016, the authorized capital of the Company consists of [***] shares of capital stock comprising [***] shares of Class A common stock, [***] shares of Class B common stock, [***] shares of Class C common stock, and 500,000 shares of preferred stock. All classes of stock have a par value of $0.01 per share. The holders of Class A and Class B common stock have certain preferential rights with respect to cash dividends and upon liquidation of the Company. If, upon any liquidation or change of control of the Company, the distributable proceeds are not sufficient to pay in full the liquidation preference payable to the holders of the outstanding shares of Class A and Class B common stock, then all shares of Class B common stock shall be converted into Class C

At Home Group Inc.
Notes to Consolidated Financial Statements (Continued)
January 25, 2014, January 31, 2015 and January 30, 2016

12. Capital Stock (Continued)

common stock immediately prior to the closing of such liquidation or change of control and the distributable proceeds shall be distributed ratably to the holders of shares of Class A common stock in accordance with, and in amount no greater than, the aggregate liquidation preference payable to such holders. After payment in full of the amounts to holders of Class A and Class B common stock, any remaining distributable proceeds shall be distributed ratably amount the holders of the Class C common stock.

Upon the earlier of the fifth anniversary of the issue date or the completion of an initial public offering of the shares of Class C Common Stock of the Company pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, in connection with an underwritten offering, each share of Class A and Class B Common Stock outstanding at such time shall automatically convert into fully paid and non-assessable shares of Class C common stock. The number of shares of Class C common stock to which a holder of Class A or Class B common stock, as applicable, is entitled, shall be calculated on a one-to-one basis, where each share of converting stock will be converted into one share of Class C common stock.

13. Earnings Per Share

In accordance with ASC 260 (Topic 260, "*Earnings Per Share*"), basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average shares outstanding for the period and include the dilutive impact of potential shares from the exercise of stock options. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

The following table sets forth the calculation of basic and diluted earnings per share for the fiscal years ended January 25, 2014, January 31, 2015 and January 30, 2016 as follows (in thousands, except per share data):

	2014	2015	2016
Numerator:			
Net (loss) income	$ (22,283)	$ (436)	$ 3,574
Denominator:			
Weighted average common share outstanding-basic	[***]	[***]	[***]
Effect of dilutive securities:			
Stock options	—	—	[***]
Weighted average common share outstanding-diluted	[***]	[***]	[***]
Per common share:			
Basic net (loss) income per common share	$ [***]	$ [***]	$ [***]
Diluted net (loss) income per common share	$ [***]	$ [***]	$ [***]

At Home Group Inc.
Notes to Consolidated Financial Statements (Continued)
January 25, 2014, January 31, 2015 and January 30, 2016

13. Earnings Per Share (Continued)

For the fiscal years ended January 25, 2014, January 31, 2015 and January 30, 2016, approximately [***], [***] and [***], respectively, of stock options were excluded from the calculation of diluted net income per common share since their effect was anti-dilutive.

14. Stock-Based Compensation

We grant stock-based compensation awards to employees and non-employee directors under an equity compensation plan. In 2012, the members of our controlling shareholder, AEA, approved a Stock Option Plan (the "Plan") that permits the grant of share options and shares, both related to At Home Group, to our employees and independent directors, reserving approximately 44,000 shares for grants. At January 30, 2016, there were 220 shares available for future grant under the Plan.

We account for stock-based compensation in accordance with ASC 718 (Topic 718, "*Compensation—Stock Compensation*"), which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the consolidated financial statements over the requisite service period. Compensation expense based upon the fair value of awards is recognized on a straight line basis, over the requisite service period for awards that actually vest. Stock-based compensation expense is recorded in selling, general and administrative expenses in the consolidated statements of operations.

Option awards are granted with an exercise price equal to the fair market value of our common stock at the date of grant. The option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

We estimate the fair value of each stock option grant on the date of grant based upon the Black-Scholes option-pricing model which includes the following variables: 1) exercise price of the instrument, 2) fair market value of the underlying stock on date of grant, 3) expected term, 4) expected volatility and 5) the risk-free interest rate. We utilized the following assumptions in estimating the fair value of the option grants for the fiscal years ended January, 25, 2014, January 31, 2015 and January 30, 2016:

	2014	2015	2016
Weighted-average expected volatility	42.4%	39.0%	40.5%
Expected dividend yield	—%	—%	—%
Weighted-average expected term (in years)	4.0	4.0	4.0
Weighted-average risk-free interest rate	0.8%	1.3%	1.1%

At Home Group Inc.
Notes to Consolidated Financial Statements (Continued)
January 25, 2014, January 31, 2015 and January 30, 2016

14. Stock-Based Compensation (Continued)

A summary of option activity under the Plan as of January 30, 2016, and changes during the fiscal year then ended, is presented below:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding, beginning of year	[***]	$[***]	
Granted	[***]	[***]	
Exercised	—	—	
Forfeited or expired	—	—	
Outstanding, end of year	[***]	$[***]	7.20 years
Exercisable, end of year	[***]	$[***]	6.95 years

A summary of nonvested options outstanding under the Plan as of January 30, 2016, and changes during the fiscal year then ended, is presented below:

	Options	Weighted-Average Grant Date Fair Value
Nonvested, beginning of year	[***]	$[***]
Granted	[***]	[***]
Vested	[***]	[***]
Forfeited or expired	—	—
Nonvested, end of year	[***]	$[***]

We recognize stock-based compensation expense related to stock options of approximately $4.4 million, $4.3 million and $4.7 million during the fiscal years ended January 25, 2014, January 31, 2015 and January 30, 2016, respectively.

As of January 30, 2016, there was approximately $6.1 million of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the Plan that is expected to be recognized over a weighted-average period of 1.77 years.

15. Business Interruption Insurance

We maintain insurance for both property damage and business interruption relating to casualty events. Business interruption coverage includes lost profits and other costs incurred. Insurance recoveries related to business interruption are recorded when realized.

In October 2011, our store in Conroe, Texas was destroyed in a fire; it was reconstructed and reopened in late 2013. We received insurance reimbursements for the cost to rebuild the store and reimbursement of direct costs throughout fiscal year 2013 and fiscal year 2014 as incurred. In fiscal year 2014, approximately $2.5 million of insurance recoveries for business interruption were received and are included in selling, general and administrative expenses.

At Home Group Inc.
Notes to Consolidated Financial Statements (Continued)
January 25, 2014, January 31, 2015 and January 30, 2016

16. Subsequent Events

Subsequent events have been evaluated through [***], 2016, which is the date that the consolidated financial statements were available to be issued. In June 2016, we amended our ABL Facility to exercise the $75.0 million accordion feature of the ABL Facility which increased the aggregate revolving commitments from $140.0 million to $215.0 million and increased the sublimit for the issuance of letters of credit from $10.0 million to $25.0 million. The other terms of the ABL Facility remain unchanged. As of July 2, 2016, we had $108.8 million of borrowings outstanding under the ABL Facility and $57.8 million available for future borrowings under the ABL Facility.

On [***], 2016, the Company's board of directors approved (i) an approximately [***]-for-one stock split of its existing Class A common stock, Class B common stock and Class C common stock and (ii) the reclassification of such Class A common stock, Class B common stock and Class C common stock into a single class of common stock. All share and per share information has been retroactively adjusted to reflect the stock split. As a result of the amendments to the Company's certificate of incorporation in connection with the stock split and reclassification, the number of authorized shares of Class A common stock was increased to [***] shares, the number of shares of Class B common stock was increased to [***] shares and the number of shares of Class C common stock was increased to [***] shares. The Company's total authorized share capital is now comprised of 500,000,000 shares of common stock and 50,000,000 shares of preferred stock.

17. Restatement of Condensed Consolidated Interim Financial Statements (Unaudited)

In connection with the preparation of our income tax provision for the year fiscal ended January 30, 2016, we determined that the income tax provision reported in the unaudited condensed consolidated interim financial statements for the fiscal quarter ended October 31, 2015 contained an error related to the income tax treatment of the sale-leaseback transaction completed in September 2015. As a result, management has concluded that it is necessary to restate our previously issued unaudited condensed consolidated financial statements for the fiscal quarter ended October 31, 2015.

In our calculation of the income tax provision for the thirteen and thirty-nine weeks ended October 31, 2015, the tax effect on the deferred gain on our sale-leaseback transaction completed in September 2015 was incorrectly calculated due to an administrative error, which understated our related deferred tax asset and valuation allowance resulting in an approximately $11.3 million understatement of our income tax provision for each of the thirteen and thirty-nine weeks ended October 31, 2015.

At Home Group Inc.
Notes to Consolidated Financial Statements (Continued)
January 25, 2014, January 31, 2015 and January 30, 2016

17. Restatement of Condensed Consolidated Interim Financial Statements (Unaudited) (Continued)

The tables below show the effects of the restatement on our unaudited condensed consolidated financial statements for the fiscal quarter ended October 31, 2015.

	Consolidated Balance Sheet As of October 31, 2015		
	As Reported	Income Tax Provision Corrections	As Restated
Current deferred tax asset	$ 8,782	$ (1,271)	$ 7,511
Total current assets	216,072	(1,271)	214,801
Total assets	1,056,461	(1,271)	1,055,190
Income taxes payable	20,121	11,834	31,955
Total current liabilities	199,644	11,834	211,478
Deferred income taxes	4,206	(1,604)	2,602
Other long-term liabilities	7,181	(198)	6,983
Total liabilities	735,963	10,032	745,995
Accumulated deficit	(88,571)	(11,304)	(99,875)
Total liabilities and shareholder's equity	1,056,461	(1,271)	1,055,190

	Consolidated Statement of Operations Thirteen Weeks Ended October 31, 2015		
	As Reported	Income Tax Provision Corrections	As Restated
Income tax (benefit) provision	$(4,218)	$ 11,304	$ 7,086
Net income (loss)	447	(11,304)	(10,857)
Net income (loss) per common share:			
Basic	$ [***]	$ [***]	$ [***]
Diluted	$ [***]	$ [***]	$ [***]
Weighted average shares outstanding:			
Basic	[***]	—	[***]
Diluted	[***]	[***]	[***]

	Consolidated Statement of Operations Thirty-nine Weeks Ended October 31, 2015		
	As Reported	Income Tax Provision Corrections	As Restated
Income tax provision	$ 22,159	$ 11,304	$ 33,463
Net loss	(43,895)	(11,304)	(55,199)
Net loss per common share:			
Basic	$ [***]	$ [***]	$ [***]
Diluted	$ [***]	$ [***]	$ [***]
Weighted average shares outstanding:			
Basic	[***]	—	[***]
Diluted	[***]	—	[***]

Schedule I—Condensed Financial Information of Registrant

At Home Group Inc. (parent company only)

Condensed Balance Sheets

(in thousands, except share and per share data)

	January 31, 2015	January 30, 2016
Assets		
Current assets:		
Receivable from subsidiaries	$ 515	$ —
Other current assets	—	2,218
Total current assets	515	2,218
Investment in subsidiaries	360,916	369,153
Total assets	$361,431	$371,371
Liabilities and Shareholder's Equity		
Current liabilities:		
Income taxes payable	$ 515	$ —
Payable to subsidiaries	—	2,218
Total current liabilities	515	2,218
Noncurrent liabilities	—	—
Total liabilities	515	2,218
Shareholders' Equity		
Common stock, Class A; $0.01 par value; [***] shares authorized; [***] shares issued and outstanding	[***]	[***]
Common stock, Class B; $0.01 par value; [***] shares authorized; [***] shares issued and outstanding	[***]	[***]
Additional paid-in capital	[***]	[***]
Accumulated deficit	(44,675)	(41,101)
Total shareholders' equity	360,916	369,153
Total liabilities and shareholders' equity	$361,431	$371,371

See Notes to Condensed Financial Statements.

Schedule I—Condensed Financial Information of Registrant

At Home Group Inc. (parent company only)

Notes to Condensed Financial Statements (Continued)

3. Subsequent Events

Subsequent events have been evaluated through [***], 2016, which is the date that the consolidated financial statements were available to be issued.

On [***], 2016, the Company's board of directors approved (i) an approximately [***]-for-one stock split of its existing Class A common stock, Class B common stock and Class C common stock and (ii) the reclassification of such Class A common stock, Class B common stock and Class C common stock into a single class of common stock. All share and per share information has been retroactively adjusted to reflect the stock split. As a result of the amendments to the Company's certificate of incorporation in connection with the stock split and reclassification, the number of authorized shares of Class A common stock was increased to [***] shares, the number of shares of Class B common stock was increased to [***] shares and the number of shares of Class C common stock was increased to [***] shares. The Company's total authorized share capital is now comprised of 500,000,000 shares of common stock and 50,000,000 shares of preferred stock.

At Home Group Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)

(Unaudited)

	May 2, 2015	January 30, 2016	April 30, 2016
Assets			
Current assets:			
Cash and cash equivalents	$ 7,407	$ 5,428	$ 8,909
Inventories, net	146,073	176,388	175,472
Prepaid expenses	8,947	6,351	6,207
Other current assets	2,127	3,229	2,701
Total current assets	164,554	191,396	193,289
Property and equipment, net	231,775	272,776	296,649
Goodwill	569,732	569,732	569,732
Trade name	872	872	1,423
Debt issuance costs, net	1,537	1,323	1,229
Restricted cash	1,013	26	253
Noncurrent deferred tax asset	2,564	14,726	14,726
Other assets	602	3,959	4,098
Total assets	$972,649	$1,054,810	$1,081,399
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable	$ 23,421	$ 31,139	$ 35,530
Accrued liabilities	59,995	54,472	53,922
Revolving line of credit	71,900	76,600	85,600
Current portion of deferred rent	3,384	4,518	4,771
Current portion of long-term debt	1,096	3,789	3,799
Income taxes payable	996	—	2,519
Total current liabilities	160,792	170,518	186,141
Long-term debt	369,821	422,610	422,524
Financing obligations	19,366	19,017	18,897
Deferred rent	52,262	70,156	72,807
Other long-term liabilities	6,614	3,356	3,390
Total liabilities	608,855	685,657	703,759
Shareholders' Equity			
Common stock, Class A; $0.01 par value; [***] shares authorized; [***] shares issued and outstanding	[***]	[***]	[***]
Common stock, Class B; $0.01 par value; [***] shares authorized; [***] shares issued and outstanding	[***]	[***]	[***]
Additional paid-in capital	[***]	[***]	[***]
Accumulated deficit	(42,907)	(41,101)	(33,775)
Total shareholders' equity	363,794	369,153	377,640
Total liabilities and shareholders' equity	$972,649	$1,054,810	$1,081,399

See Notes to Condensed Consolidated Financial Statements.

At Home Group Inc.

Condensed Consolidated Statements of Income

(in thousands, except share and per share data)

(Unaudited)

	Thirteen Weeks Ended	
	May 2, 2015	April 30, 2016
Net sales	$ 141,217	$ 172,079
Cost of sales	93,912	113,773
Gross profit	47,305	58,306
Operating expenses		
Selling, general and administrative expenses	29,941	37,444
Depreciation and amortization	466	892
Total operating expenses	30,407	38,336
Operating income	16,898	19,970
Interest expense, net	10,806	8,193
Income before income taxes	6,092	11,777
Income tax provision	4,324	4,451
Net income	$ 1,768	$ 7,326
Earnings per share:		
Net income per common share:		
Basic	$ [***]	$ [***]
Diluted	$ [***]	$ [***]
Weighted average shares outstanding:		
Basic	[***]	[***]
Diluted	[***]	[***]

See Notes to Condensed Consolidated Financial Statements.

F-41

At Home Group Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

7. Income Taxes (Continued)

likely than not that our deferred tax assets would be realized in future years and we reversed the valuation allowance.

8. Commitments and Contingencies

Litigation

We are subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

9. Earnings Per Share

In accordance with ASC 260, (Topic 260, *"Earnings Per Share"*), basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average shares outstanding for the period and include the dilutive impact of potential shares from the exercise of stock options. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

The following table sets forth the calculation of basic and diluted earnings per share for the thirteen weeks ended May 2, 2015 and April 30, 2016 as follows (in thousands, except per share data):

	Thirteen Weeks Ended	
	May 2, 2015	April 30, 2016
Numerator:		
Net income	$ 1,768	$ 7,326
Denominator:		
Weighted average common share outstanding-basic	[***]	[***]
Effect of dilutive securities:		
Stock options	[***]	[***]
Weighted average common share outstanding-diluted	[***]	[***]
Per common share:		
Basic net income per common share	$ [***]	$ [***]
Diluted net income per common share	$ [***]	$ [***]

For the thirteen weeks ended May 2, 2015 and April 30, 2016, approximately 612 and 2,202, respectively, of stock options were excluded from the calculation of diluted net income (loss) per common share since their effect was anti-dilutive.

10. Subsequent Events

Subsequent events have been evaluated through [***], 2016, which is the date that the condensed consolidated financial statements were available to be issued.

In June 2016, we amended our ABL Facility to exercise the $75.0 million accordion feature of the ABL Facility which increased the aggregate revolving commitments from $140.0 million to

At Home Group Inc.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

10. Subsequent Events (Continued)

$215.0 million and increased the sublimit for the issuance of letters of credit from $10.0 million to $25.0 million. The other terms of the ABL Facility remain unchanged. As of July 2, 2016, we had $108.8 million of borrowings outstanding under the ABL Facility and $57.8 million available for future borrowings under the ABL Facility.

On [***], 2016, the Company's board of directors approved (i) an approximately [***]-for-one stock split of its existing Class A common stock, Class B common stock and Class C common stock and (ii) the reclassification of such Class A common stock, Class B common stock and Class C common stock into a single class of common stock. All share and per share information has been retroactively adjusted to reflect the stock split. As a result of the amendments to the Company's certificate of incorporation in connection with the stock split and reclassification, the number of authorized shares of Class A common stock was increased to [***] shares, the number of shares of Class B common stock was increased to [***] shares and the number of shares of Class C common stock was increased to [***] shares. The Company's total authorized share capital is now comprised of 500,000,000 shares of common stock and 50,000,000 shares of preferred stock.